

June 10, 2010

Ted A. Fernandez
Chief Executive Officer and Chairman
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, Florida 33131

Re: The Hackett Group, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2010
Filed March 17, 2010
File No. 333-48123

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2010

Exhibits

1.   We note that you have omitted schedules from exhibit 10.14. Please tell us your basis for omitting these schedules pursuant to Item 601 of Regulation S-K. Otherwise, please file the complete agreement with your next periodic report.

2.   We note the agreement associated with the following disclosure:

- "Asset Purchase Agreement acquiring Archstone Consulting, LLC," page 39.

Please file this agreement as an exhibit with your next periodic report or advise as to why the agreement is not material. See Item 601(b)(10) of Regulation S-K.

Proxy Statement on Schedule 14A, filed March 26, 2010

General

3.   We note that your Form 10-K for the fiscal year ended January 1, 2010 incorporates Item 13. Certain Relationships and Related Transactions, and Director Independence by reference to your 2010 definitive Proxy Statement. Please tell us your basis for omitting the disclosure required by Item 404 of Regulation S-K from your definitive Proxy Statement.

Corporate Governance and Other Matters, page 5

4.   Please tell us whether the company has a lead independent director and what specific role the lead independent director plays in the leadership of the board as required by Item 407(h) of Regulation S-K. Also include this disclosure in future filings.

Compensation Discussion and Analysis, page 12

5.   We note you have not included a discussion of compensation policies and practices as they relate to risk management in response to Item 402(s) of Regulation S-K. Please tell the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach such conclusion.

6.   We note that your executive compensation program consists of two primary elements: (1) annual compensation consisting of base salaries and employee benefits; and (2) incentive compensation in the form of performance-based cash bonus awards and equity incentive grants issued in the form of restricted stock units. Please provide us with a supplemental discussion of your policies for allocating between cash and non-cash compensation and provide similar disclosure in future filings. See Item 402(b)(2)(ii) of Regulation S-K.

Summary Compensation Table, page 15

7.   We note your disclosure on page 14 that the Compensation Committee has reviewed and approved base salaries and incentive plan targets for the named executive officers as well as for other senior leaders. We also note that you disclosed the compensation for your chief executive officer, chief operating officer and chief financial officer. Please explain why you did not include 2 other highly compensated individuals as required by Item 402(a)(3)(iii) of Regulation S-K.

8. We note your disclosure on page 12 that the named executive officers received certain employee benefits for 2009 which included health insurance, dental and vision coverage, prescription drug plans, life insurance, flexible spending accounts, short-term and long-term disability and a 401(k) plan. Please explain why amounts received pursuant to these employee benefits were not included in your summary compensation table. See Item 402(c)(2)(ix) of Regulation S-K. Please provide the appropriate disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 if you have questions regarding the processing of your response as well as any questions regarding comments on your Form 10-K.

Sincerely,

Tom Kluck
Branch Chief

cc: Robert A. Ramirez
       The Hackett Group, Inc.
       Via Facsimile: (305) 379-8810